UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Dr. Reddy’s Laboratories Limited

(Name of Issuer)

American depositary shares, each representing one equity share

(Title of Class of Securities)

256135

(CUSIP Number)

James F. Fitzsimmons, Esq.

Budd Larner, P.C.

150 John F. Kennedy Parkway, 3rd Floor

Short Hills, NJ 07078

(973) 379-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 256135	Page 2 of 9 Pages

1.	Names of Reporting Persons. Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited)
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,083,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,083,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,083,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 24.77%
14.	Type of Reporting Person: CO

CUSIP No: 256135	Page 3 of 9 Pages

1.	Names of Reporting Persons. APS Trust
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,398,828*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,398,828*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,398,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.77%
14.	Type of Reporting Person: OOF

*

The APS Trust owns 668,268 shares of Dr. Reddy’s Holdings Limited, representing approximately 83.11% of the equity in Dr. Reddy’s Holdings Limited. Accordingly, the APS Trust may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, the APS Trust may be deemed to beneficially own all of the Equity Shares directly held by each of Mr. G.V. Prasad, Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), Mr. K. Satish Reddy and Mrs. G. Anuradha (wife of Mr. G.V. Prasad). The APS Trust disclaims such beneficial ownership pursuant to Rule 13d-4.

CUSIP No: 256135	Page 4 of 9 Pages

1.	Names of Reporting Persons. Mr. G.V. Prasad
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,179,140
	8.	Shared Voting Power 43,219,688*
	9.	Sole Dispositive Power 1,179,140
	10.	Shared Dispositive Power 43,219,688*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,398,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 26.77%*
14.	Type of Reporting Person: IN

*

The APS Trust owns 668,268 shares of Dr. Reddy’s Holdings Limited, representing approximately 83.11% of the equity in Dr. Reddy’s Holdings Limited, and Mr. G.V. Prasad is one of the two trustees of the APS Trust. Accordingly, Mr. G.V. Prasad may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, Mr. G.V. Prasad may be deemed to beneficially own all of the Equity Shares directly held by each of Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), Mr. K. Satish Reddy and Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.

CUSIP No: 256135	Page 5 of 9 Pages

1.	Names of Reporting Persons. Mr. K. Satish Reddy
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,019,332
	8.	Shared Voting Power 43,379,496*
	9.	Sole Dispositive Power 1,019,332
	10.	Shared Dispositive Power 43,379,496*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,398,828*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 26.77%*
14.	Type of Reporting Person: IN

*

The APS Trust owns 668,268 shares of Dr. Reddy’s Holdings Limited, representing approximately 83.11% of the equity in Dr. Reddy’s Holdings Limited, and Mr. K. Satish Reddy is one of the two trustees of the APS Trust. Accordingly, Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by each of Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), Mr. G.V. Prasad, and Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

Page 6 of 9 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) further amends and supplements the Schedule 13D of Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited) and Dr. K. Anji Reddy on February 15, 2002 (the “Original Schedule 13D”) with respect to the american depositary shares (“ADSs”), each representing one equity share (the “Equity Shares”), of Dr. Reddy’s Laboratories Limited (the “Issuer” or the “Company”), as amended by that certain Amendment No. 1 filed on February 3, 2016 by Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy (“Amendment No. 1”), and as further amended by that certain Amendment No. 2 filed on January 16, 2017 by Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy (“Amendment No. 2” and, together with the Original Schedule 13D and Amendment No. 1, collectively, the “Amended Schedule 13D”). The Company’s principal executive offices are located at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India.

This Amendment No. 3 is being filed to report the following changes:

(i)	Mr. K. Satish Reddy’s pledge of 746,500 Equity Shares to Citicorp Finance (India) Limited as security for a loan was released effective as of August 31, 2017.

(ii)	Mr. G.V. Prasad’s pledge of 622,080 Equity Shares to Citicorp Finance (India) Limited as security for a loan was released effective as of September 25, 2017.

(iii)	Mr. G.V. Prasad entered into a new pledge of 318,100 Equity Shares to Julius Baer Capital (India) Private Limited as security for a loan effective as of September 27, 2017.

(iv)

Dr. Reddy’s Holdings Limited purchased 266,000 Equity Shares from Mr. K. Satish Reddy on August 21, 2017 and an additional 25,000 Equity Shares from him on October 4, 2017 (i.e., 291,000 Equity Shares in the aggregate).

(v)

Dr. Reddy’s Holdings Limited purchased 140,500 Equity Shares from Mr. G.V. Prasad on August 21, 2017 and an additional 25,000 Equity Shares from him on October 4, 2017 (i.e., 165,500 Equity Shares in the aggregate).

Item 2.	Identity and Background

Item 2 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a)-(c) The persons filing this Amendment No. 3 are (i) Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited), an Indian corporation; (ii) the APS Trust, a trust formed under the laws of India; (iii) Mr. G.V. Prasad, the Co-Chairman, Managing Director and Chief Executive Officer of the Company; and (iv) Mr. K. Satish Reddy, Chairman of the Company. The address of each of them is 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India, telephone +91-40-49002900.

Dr. Reddy’s Holdings Limited directly holds 41,083,500 Equity Shares of the Company as of October 4, 2017, representing approximately 24.77% of the outstanding Equity Shares of the Company as of such date. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy are the sole members of the Board of Directors of Dr. Reddy’s Holdings Limited.

The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. The remainder of the equity of Dr. Reddy’s Holdings Limited is held by Mr. G.V. Prasad, Mr. K. Satish Reddy and certain of their respective family members and Hindu Undivided Families (“HUF”). Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of the APS Trust.

Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below). As a result, Mr. K. Satish Reddy may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,179,140 Equity Shares directly held by Mr. G.V. Prasad, and the 1,496 Equity Shares

Page 7 of 9 Pages

directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Similarly, Mr. G.V. Prasad may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,019,332 Equity Shares directly held by Mr. K. Satish Reddy, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(d) The persons filing this Amendment No. 3 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The persons filing this Amendment No. 3 have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. G.V. Prasad and Mr. K. Satish Reddy is a citizen of the Republic of India.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Dr. Reddy’s Holdings Limited has held 34,923,460 of the Equity Shares (after giving effect to the Company’s August 30, 2006 stock split, effected as a one-for-one Equity Share divided) since prior to the effective date of the Company’s registration statement on Form F-1. The source of funds for the acquisition of the remaining Equity Shares held by Dr. Reddy’s Holdings Limited was funds generated from dividends on Equity Shares of the Company paid to Dr. Reddy’s Holdings Limited.

The APS Trust owns its Equity Shares indirectly through Dr. Reddy’s Holdings Limited, and the source of funds for such Equity Shares is described above.

Mr. G.V. Prasad owns 41,083,500 Equity Shares indirectly through Dr. Reddy’s Holdings Limited as of October 4, 2017, and the source of funds for such Equity Shares is described above. All of the 1,179,140 Equity Shares which he holds directly were acquired through his personal funds. As described in Item 1 of Amendment No. 2 , 190,800 of such Equity Shares were acquired by him pursuant to open market transactions on stock exchanges. The remainder of such Equity Shares have been held by him since prior to the effective date of the Company’s registration statement on Form F-1.

Mr. K. Satish Reddy owns 41,083,500 Equity Shares indirectly through Dr. Reddy’s Holdings Limited, and the source and amount of funds for such Equity Shares is described above. All of the 1,019,332 Equity Shares which he holds directly were acquired through his personal funds and/or funds previously borrowed from Citicorp Finance (India) Limited, as more particularly described in Item 6 of Amendment No. 2. As described in Item 1 of Amendment No. 2, 316,500 of such Equity Shares were acquired by him pursuant to open market transactions on stock exchanges. The remainder of such Equity Shares have been held by him since prior to the effective date of the Company’s registration statement on Form F-1.

Item 4.	Purpose of the Transaction

N/A

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a) Dr. Reddy’s Holdings Limited directly holds 41,083,500 Equity Shares of the Company as of October 4, 2017, representing approximately 24.77% of the outstanding Equity Shares of the Company as of such date. The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below). As a result, Mr. K. Satish Reddy may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K.

Page 8 of 9 Pages

Samrajyam (mother of Mr. K. Satish Reddy), the 1,179,140 Equity Shares directly held by Mr. G.V. Prasad, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Similarly, Mr. G.V. Prasad may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,019,332 Equity Shares directly held by Mr. K. Satish Reddy, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(b) Each of Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of all of the 41,083,500 Equity Shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims any beneficial ownership of such Equity Shares pursuant to Rule 13d-4.

Mr. K. Satish Reddy may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,179,140 Equity Shares directly held by Mr. G.V. Prasad, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad).

In addition, Mr. G.V. Prasad may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,019,332 Equity Shares directly held by Mr. K. Satish Reddy, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(c) The reporting persons have purchased Equity Shares of the Company within the past 60 days as follows:

PURCHASER	DATE	NO. EQUITY SHARES
Dr. Reddy’s Holdings Limited	8/21/2017	406,500
Dr. Reddy’s Holdings Limited	10/4/2017	50,000

TOTAL		456,500

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The APS Trust is governed by a Deed of Family Settlement dated May 13, 2011 (the “Deed of Family Settlement”) by and among Dr. K. Anji Reddy, Mr. K. Satish Reddy, Mr. G.V. Prasad and certain of their respective family members and Hindu Undivided Families (“HUF”). Pursuant to the Deed of Family Settlement, the parties thereto have agreed that, with respect to the shares held by them from time to time in the Company or Dr. Reddy’s Holdings Limited, they: (a) shall exercise all rights, including voting rights, with respect to such shares in accordance with the directions of the board of trustees of the APS Trust; (b) shall not transfer any such shares to any person other than (i) the APS Trust, (ii) an entity controlled by the APS Trust, or (iii) Dr. K. Anji Reddy, Mr. K. Satish Reddy, Mr. G.V. Prasad or their respective family members and HUFs; and (c) shall be subject to certain call rights with respect to beneficial interests in the APS Trust in the event of a deadlock of the board of trustees with respect to certain matters. The Deed of Family Settlement was attached as Exhibit 99.2 to Amendment No. 1 to the Original Schedule 13D, which was filed on February 3, 2016.

Mr. K. Satish Reddy’s and Mr. G.V. Prasad’s prior pledges of 746,500 and 622,080 Equity Shares of the Company, respectively, to Citicorp Finance (India) Limited as security for loans (pursuant to the Loan Agreements and Pledge Agreements attached as exhibits to Amendment No. 2) were released effective as of August 31, 2017 and September 25, 2017, respectively.

In September 2017, Mr. G.V. Prasad pledged 318,100 Equity Shares of the Company to Julius Baer Capital (India) Private Limited as security for a loan. The loan was taken for the purpose of refinancing the prior loan with Citicorp Finance (India) Limited. The applicable Master Loan cum Guarantee cum Pledge Agreement is attached as an exhibit to this Amendment No. 3.

Item 7.	Materials to be filed as Exhibits

99.1	Joint Filing Agreement of the Reporting Persons.

99.2	Master Loan cum Guarantee cum Pledge Agreement dated September 7, 2017 between Julius Baer Capital (India) Private Limited and Mr. G.V. Prasad.

Page 9 of 9 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DR. REDDY’S HOLDINGS LIMITED

By:	/s/ K. Satish Reddy
Name:	K. Satish Reddy
Title:	Director

APS TRUST

By:	/s/ G.V. Prasad
Name:	G.V. Prasad
Title:	Trustee

By:	/s/ K. Satish Reddy
Name:	K. Satish Reddy
Title:	Trustee

G.V. PRASAD

By:	/s/ G.V. Prasad

K. SATISH REDDY

By:	/s/ K. Satish Reddy

October 18, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).